UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Sinclair Broadcast Group, Inc.
(Name of Issuer)

Common Stock Class A
(Title of Class of Securities)

829226109
(CUSIP Number)

October 31, 2007
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G


Issuer:  Sinclair Broadcast Group, Inc. 	CUSIP No.: 829226109

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	MacKay Shields LLC
    	IRS# 13-4080466;

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF SHARES	  	5  SOLE VOTING POWER 		2,731,048
BENEFICIALLY  			6  SHARED VOTING POWER		0
OWNED BY
EACH	        		7  SOLE DISPOSITIVE POWER	2,731,048
REPORTING
PERSON	  			8  SHARED DISPOSITIVE POWER	0
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	Total:	2,731,048

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
	Not Applicable


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11
	4.92%


12	TYPE OF REPORTING PERSON
	IA

SCHEDULE 13G

Issuer:  Sinclair Broadcast Group, Inc. 	CUSIP No.: 829226109


ITEM 1
(a)	Name of Issuer:
	Sinclair Broadcast Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:
	10706 Beaver Dam Road
	Hunt Valley, MD  21030



ITEM 2(a)	Name of Person Filing:
		MacKay Shields LLC

(b)	Address of Principal Business Office:
	9 West 57th Street
	New York, NY  10019

(c)	Citizenship:
	United States

(d)	Title of Class of Securities:
	Class A Common Stock, $0.01 par value

(e)	CUSIP Number: 829226109

ITEM 3
If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the
		Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in
		accordance with Section	240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in
		accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in
		Section 3(b) of the Federal Deposit Insurance
		Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under
		Section 3 (c)(14) of the Investment Company
		Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section
		240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer:  Sinclair Broadcast Group, Inc. 	CUSIP No.: 829226109


ITEM 4.	Ownership.

	MacKay Shields LLC, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,731,048 shares or 4.92% of the Common
Stock believed to be outstanding as a result of acting as investment adviser to various clients. The amount deemed beneficially owned includes 60,565 shares of common stock and 2,670,483 shares of common stock issuable upon the conversion of 54,558 of the 3% convertible bonds due May 15, 2027 of the Issuer with a conversion rate of 48.9476.
The percent of class is calculated based on 55,488,484 shares of common stock outstanding, which is calculated by adding 52,818,001 (the number of shares of common stock outstanding of the Company as of October 31, 2007) and 2,670,483 (the number of shares of common stock deemed held as a result of the beneficial ownership of the convertible bond).


ITEM 5. Ownership of Five Percent or Less of a Class.

	Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
	ANOTHER PERSON


	Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY OR CONTROL PERSON.

	Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

	Not Applicable

ITEM 9. Notice of Dissolution of Group

	Not Applicable


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		November 2, 2007

Signature:	/s/ Rene A. Bustamante

Name/Title:	Rene A. Bustamante
		Chief Compliance Officer

